Exhibit (a)(1)(xv)

Contacts:	For Media:	John Calagna
(212) 578-6252

	For Investors:	Conor Murphy
(212) 578-7788
METLIFE COMMENCES EXCHANGE OFFER FOR
SPLIT-OFF OF REINSURANCE GROUP OF AMERICA, INCORPORATED
NEW YORK, August 14, 2008 — MetLife, Inc. (NYSE: MET) announced today that it has commenced an offer to its stockholders to exchange all or some of their shares of MetLife common stock for 29,243,539 shares of class B common stock of Reinsurance Group of America, Incorporated (NYSE: RGA). This offer is being made in connection with the companies’ June 2, 2008 announcement of MetLife’s intent to split-off substantially all of its 52% interest in RGA.
In the exchange offer, tendering stockholders will exchange their shares of MetLife common stock for shares of RGA class B common stock at a 10% discount to the per-share value of RGA class B common stock. For each $1.00 of MetLife common stock accepted in the exchange offer, the tendering stockholder will receive approximately $1.11 of RGA class B common stock. This exchange offer is subject to a limit of 1.3071 shares of RGA class B common stock for each share of MetLife common stock.
The exchange offer will expire at 12:00 midnight (ET) at the end of Thursday, September 11, 2008, unless extended or terminated. If, however, the limit on the number of shares of RGA class B common stock that can be received for each share of MetLife common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be automatically extended until 12:00 midnight (ET) at the end of Monday, September 15, 2008.
The per-share values of MetLife common stock and RGA common stock that will be used to calculate the final exchange ratio will equal the average of the daily volume-weighted average prices for MetLife common stock and RGA common stock, as applicable, on the New York Stock Exchange on the last three trading days of the originally contemplated exchange offer period. If the exchange offer is automatically extended because the limit (as described above) is in effect, the dates for purposes of calculating the per-share values will not change. If the exchange offer is voluntarily extended, those dates would change. Indicative exchange ratios during the exchange offer period will be available from the information agent, D.F. King & Co., Inc., at www.dfking.com/metlife. The final exchange ratio will be available by 4:30 p.m. (ET) on Thursday, September 11, 2008 from D.F. King & Co., Inc. at www.dfking.com/metlife.
The maximum number of shares of MetLife common stock that will be accepted in the exchange offer will be equal to 29,243,539 divided by the final exchange ratio. Since the exchange offer is subject to proration if the offer is oversubscribed, the number of shares that MetLife accepts in the exchange offer may be less than the number of shares tendered. The completion of the exchange offer is subject to certain material conditions, which are described in the exchange offer prospectus referred to below.

The RGA class B common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “RGA.B”. The RGA class B common stock will be outstanding following the recapitalization of RGA, which will immediately precede the completion of the exchange offer.
Additional Information and Where to Find It
In connection with the exchange offer, RGA has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 (No. 333-152828), as amended, that includes an exchange offer prospectus dated August 11, 2008, and MetLife will file with the SEC a tender offer statement on Schedule TO that includes such exchange offer prospectus and related transmittal materials. The exchange offer prospectus and transmittal materials contain important information about the exchange offer and related matters, and is being mailed to MetLife’s stockholders. This document is not an offer to sell the securities referenced in the exchange offer prospectus and it is not soliciting an offer to buy the securities referenced in the exchange offer prospectus in any state where the offer is not permitted. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who came into possession of this document should inform themselves of and observe these restrictions.
Investors and security holders are urged to read the exchange offer prospectus and any other related documents filed with the SEC, when they become available and before making any investment decision. None of MetLife, RGA or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the exchange offer prospectus and other related documents filed with the SEC by MetLife and RGA at the SEC’s web site at www.sec.gov. Those documents may also be obtained from D.F. King & Co., Inc., which has been retained by MetLife as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documents, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at (212) 269-5550 (banks and brokers only) (collect) or (800) 825-0898 (toll free).
About MetLife
Celebrating 140 years, MetLife, Inc. is a leading provider of insurance and financial services with operations throughout the United States and the Latin America, Europe and Asia Pacific regions. Through its domestic and international subsidiaries and affiliates, MetLife, Inc. reaches more than 70 million customers around the world and MetLife is the largest life insurer in the United States (based on life insurance in-force). The MetLife companies offer life insurance, annuities, auto and home insurance, retail banking and other financial services to individuals, as well as group insurance, reinsurance and retirement & savings products and services to corporations and other institutions. For more information, please visit www.metlife.com.
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